CannaPowder, Inc.

20 Raoul Wallenberg St.

Tel Aviv, Israel 6971916

August 29, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	CANNAPOWDER, INC.
Amendment No. 3 to Registration Statement on Form 10
Filed: August 9, 2018
File No. 000-26027

This letter is in response to the staff’s comment letter dated August 21, 2018, with respect to the above-referenced Registration Statement on Form 10-12G/A filed by CannaPowder, Inc. (the “Issuer”) on August 9, 2018. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment.

Form 10-12G/A Filed August 9, 2018

Planned Research and Development and Current Trends, page 5

Comment 1. We note your response to prior comment 4. Please also delete the statements about tolerable safety profiles on pages 6 and 11.

Response 1. We have deleted the statements about “tolerable safety profiles” on the respective pages.

Comment 2. We note your response to prior comment 3. Please expand the disclosure to indicate whether you have identified a site for your production in Israel and describe any efforts you have undertaken to design the pilot site. To the extent you are able to estimate the costs involved in establishing this site, please disclose them or explain why you are not able to estimate them at this time. Additionally, expand the discussion of your plans to build production sites in the United States and Canada to provide your expected timeframe.

Response 2. We have identified a potential production site in Israel and we are currently in advanced negotiations regarding the collaboration agreement with a third-party which will also provide us with the use of the facilities for production. We have added to amendment no. 4 disclosure regarding the negotiations with respect to the collaboration agreement and our expectation that if the negotiations are successfully concluded in a timely manner, the site should be fully operational by the end of Q1 2019 and our subsidiary’s production line should be ready 2-3 months afterwards. We have disclosed in the amendment that at present, we estimate that the costs of designing and readying the contemplated Israeli site to production capability should be approximately US$300,000 to $400,000. This is in addition to the expected product development costs that are projected to be approximately $385,000 to $565,000 during the next 18 months.

We have substantially revised our prior disclosure with respect to our plans for production sites in the U.S. and Canada, as well as Germany. We have added disclosure making clear that we have not commenced any negotiations or established any budget or timetable for any efforts in establishing any production site in the U.S. and further stated that we may be expected to confront significant regulatory obstacles in establishing any production sites in the United States. As a result, the costs associated with any such efforts cannot be currently ascertained.

While the regulatory environments in Canada and Germany are more favorable than that of the U.S., we have added disclosure that we have not commenced negotiations with any third-parties in either country nor have we quantified budget estimates or timetables for commencing activities in either Canada or Germany.

Government Regulation - United States, page 10

Comment 3. We note your response to prior comment 6 and note your disclosure on page 6 that you believe your “cannabinoid-based drugs using the powders [you] plan on developing may provide a superior treatment model for patients suffering from certain diseases, disorders and medical conditions.” Please describe the FDA drug approval process. For example, the process in the United States consists of preclinical development, filing of an IND, phase I trials, phase II trials, phase III trials, and submission of an NDA.

See also https://www.fda.gov/newsevents/publichealthfocus/ucm421163.htm.

Response 3. In response to this comment regarding our belief that “cannabinoid-based drugs using the powders [you] plan on developing may provide a superior treatment model for patients suffering from certain diseases, disorders and medical conditions,” the staff should note that we have deleted any reference to providing “a superior treatment model” by deleting the word “superior” and clarifying our disclosure in both places to state that “the powders we plan on developing may be able to provide a treatment model for patients suffering from certain diseases . . .” We have also clearly stated that the FDA has not made any pronouncements regarding the benefits of powders, as opposed to other forms of drug administration and that the Company has not yet commenced any preclinical development, filed an IND, nor taken any actions to commence phase I trials, phase II trials or phase III trials, nor have we prepared for submission an NDA, all of which is required by the FDA for drug approval.

The Company and its management acknowledge that collectively they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Liron Carmel
Name:	Liron Carmel
Title:	Chief Executive Officer